FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


July 30, 1999


                       ST. LAURENT PAPERBOARD INC.
               (Translation of registrant's name into English)


              630 Rene-Levesque  Boulevard,  West,  Suite  3000,
                         Montreal, Quebec H3B 5C7
                 (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F ......     Form 40-F ..X...

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)under the Securities Exchange Act of 1934.

                           Yes .....    No ...X..


                     INFORMATION FILED WITH THIS REPORT


The following document is filed as an Exhibit to this Report:

Exhibit I -- Press Release, dated July 30, 1999, of St. Laurent Paperboard Inc.
             announcing its acquisition of the building products business of Chesapeake Corporation.

On July 30, 1999 St. Laurent Paperboard Inc. issued a press release announcing its acquisition of the building products business of Chesapeake Corporation.

Exhibit I -- Press Release, dated July 30, 1999, of St. Laurent Paperboard Inc.
             announcing its acquisition of the building products business of Chesapeake Corporation.


                                 SIGNATURE

Pursuant  to  the  requirements  of  the Securities  Exchange Act of 1934,   the
registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:  July 30, 1999

                                     ST. LAURENT PAPERBOARD INC.
                                     (Registrant)


                                     By: /s/  Richard Garneau
                                         -------------------------------
                                          Name: Richard Garneau
                                          Title: Senior Vice President and
                                                  Chief Financial Officer
                                                  St. Laurent Paperboard Inc.

                                                                    EXHIBIT I
NEWS RELEASE
For immediate release


To further reduce the West Point mill's fibre cost and enhance competitiveness
          St. Laurent Paperboard Inc. acquires the building products business of Chesapeake Corporation

Montreal,  July 30,  1999 - St.  Laurent  Paperboard  Inc.  (MSE and TSE:  SPI,
NYSE: SLW) of Montreal, Quebec announces that, today, it has completed the purchase of all the assets of the building products business of Chesapeake Corporation. The definitive purchase agreement was made through St. Laurent Forest Products Corp., a United States wholly-owned subsidiary of St. Laurent Paperboard Inc.

The acquired assets consist of two pine sawmills located in West Point, Virginia, and Princess Anne, Maryland; a hardwood lumber re-processing facility located in Milford, Virginia, as well as a chip mill located in Pocomoke City, Maryland. The two sawmills have a combined annual capacity of 60 million board feet while the chip mill facility has an annual capacity of 300,000 tons. The lumber facility, known as Dejarnette Lumber, is a hardwood re-processing operation. A total of approximately 160 people are employed at these facilities.

This acquisition is in line with the Company's refocused long term supply strategy to deliver high-quality, low-cost pine and hardwood chips as well as pine sawdust to St. Laurent Paperboard's largest primary mill located in West Point, Virginia. The Company's fibre supply strategy was realigned in order to substantially reduce the mill's fibre cost and enhance the competitiveness of the West Point mill.

St. Laurent Paperboard Inc. is a major North American producer, supplier and converter of high-quality, value-added paperboard and packaging products, with more than 3,700 employees serving a diverse customer base in North America and selected international markets.

The Company owns four primary mills, located in West Point, Virginia, in La Tuque and Matane, Quebec; as well as in Thunder Bay, Ontario with a current annual aggregate paperboard production capacity of approximately 1.5 million short tons. It also owns 12 converting facilities located in Canada and the United States, as well as 920,000 acres of forestland, the largest freehold in Quebec.

For further information, please contact:

Richard Garneau
Senior Vice President and Chief Financial Officer
ST. LAURENT PAPERBOARD INC.
Tel: (514) 864-5102

www.stlaurent.com